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[Letterhead]



February 23, 2007

VIA EDGAR
AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
ATTN:    Peggy Fisher, Assistant Director
         Thomas A. Jones, Examiner
Mail Stop 6010

Re:      Cirtran Corporation
         Preliminary Information Statement
         Filed February 7, 2007
         File No. 0-49654

Dear Ms. Fisher and Mr. Jones:

We refer you to the letter of the staff of the Commission (the "Staff") dated February 15, 2007 (the "Comment Letter"), with regard to the above-referenced preliminary information statement (the "Information Statement") of CirTran Corporation (the "Company" or "CirTran"). This letter is directed to you on behalf of the Company and contains its responses to the Staff's comments set forth in the Comment Letter. The Company has revised the Information Statement and has filed contemporaneously with this letter its Amendment No. 1 to the Information Statement.

We have provided with the hard copy of this letter two clean copies of the Amendment No. 1 (the "Amendment") to the Information Statement, as well as two redlined copies to show the changes made.

The Company has filed, through its EDGAR agent, the amendment to the Information Statements contemporaneously with the filing of this letter on EDGAR.

For your convenience, the Staff's comments from the Comment Letter have been restated below and are followed by the Company's responses.



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U.S. SECURITIES AND EXCHANGE COMMISSION
February 23, 2007
Page 2

General
-------

1. It appears that your solicitation to obtain the consents of holders of a majority of your shares did not comply with Rule 14a-3(a) of Regulation 14A. Please provide your analysis to support your position that the consents were obtained in compliance with the proxy rules.

Response to Comment No. 1
-------------------------

         The Company obtained the written consent of the holders of a majority of its shares through personal contact by Iehab Hawatmeh, President of the Company. Each of the shareholders who provided his or her consent (the "Consenting Shareholders") signed a written consent form approving the amendment to the Company's Articles of Incorporation to provide for the increase in the authorized capital and the forward stock split.

         Such approval by written consent is permitted by Nevada state corporate law. Nevada Revised Statutes, Section 78.320 - Stockholders' meetings:
         Quorum; consent for actions taken without meeting; participation by telephone or similar method, states as follows:

              2. Unless otherwise provided in the articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

         Neither the Company's Articles of Incorporation nor its bylaws prohibit the taking of a corporate action by written consent.

         Additionally, section 78.325 - Actions at meetings not regularly called: Ratification and approval, provides:

              1. Whenever all persons entitled to vote at any meeting, whether of directors, trustees or stockholders, consent, either by:
                 (a) A writing on the records of the meeting or filed with the secretary;
                 (b) Presence at such meeting and oral consent entered on the minutes; or
                 (c) Taking part in the deliberations at such meeting without objection,
              the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed.

         The Company obtained the written consent of a sufficient number of shareholders who would be entitled to vote on such a proposal at a meeting, and such writings have been made part of the records of the Company. As such, the amendment to the Company's Articles of Incorporation by written consent was valid under Nevada state law.


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U.S. SECURITIES AND EXCHANGE COMMISSION
February 23, 2007
Page 3

         Moreover, the Commission's Proxy Rules, and specifically Regulation 14C and Schedule 14C, provide for a public company's taking of action by written consent and then providing notice to its shareholders by way of an information statement. Rule 14c-2 describes the requirements for the distribution of an information statement for situations "including the taking of corporate action by the written authorization or consent of the security holders . . . ." The Company believes that it has complied with Regulation 14C by filing the preliminary information statement.

         As noted above, the Company, through personal contact between Mr. Hawatmeh and the Consenting Shareholders, obtained the written consent of the holders of a majority of the issued and outstanding shares as of January 1, 2007, the record date for the consent resolutions.

         By way of information, as of January 1, 2007, the Company had a total of 655,716,326 shares of its common stock issued and outstanding. The following table lists the names, number of shares, and the percentage ownership of each of the Consenting Shareholders as of January 1, 2007.

------- ------------------------------------------------------------------------
                       Name              Number of Shares   Percentage Ownership
------- -----------------------------------------------------------------------
1.      Saliba Private Annuity Trust           62,509,370                9.53%
------- -----------------------------------------------------------------------
2.      Saliba Living Trust                    13,189,620                2.01%
------- -----------------------------------------------------------------------
3.      Trevor M. Saliba                        9,000,000                1.37%
------- -----------------------------------------------------------------------
4.      Raed Hawatmeh                          19,000,000                2.90%
------- -----------------------------------------------------------------------
5.      Fadi Nora                              19,800,000                3.02%
------- -----------------------------------------------------------------------
6.      Albert Hagar                           32,714,286                4.99%
------- -----------------------------------------------------------------------
7.      Iehab Hawatmeh                         60,000,000                9.15%
------- -----------------------------------------------------------------------
8.      Bishara & Sana Shahin                   4,500,000                0.69%
------- -----------------------------------------------------------------------
9.      Tony M. Rizk                            1,000,000                0.15%
------- -----------------------------------------------------------------------
10.     Isaiah Khoury                           1,000,000                0.15%
------- -----------------------------------------------------------------------
11.     Fady & Mirelle Kadifa                   5,300,000                0.81%
------- -----------------------------------------------------------------------
12.     Sana Fakhoury                           4,000,000                0.61%
------- -----------------------------------------------------------------------
13.     Akef Fakhoury                           1,800,000                0.27%
------- -----------------------------------------------------------------------
14.     Bruno Peroni                            1,200,000                0.18%
------- -----------------------------------------------------------------------
15.     Medhat Faltas                           2,300,000                0.35%
------- -----------------------------------------------------------------------
16.     Steve & Dalida Mardiros                 7,364,500                1.12%
------- -----------------------------------------------------------------------
17.     Thomas Dobyns                           4,000,000                0.61%
------- -----------------------------------------------------------------------
18.     Lisa Baker                                200,000                0.03%
------- -----------------------------------------------------------------------
19.     Saro Marukoglu & Sona Surkcuogi         8,165,200                1.25%
------- -----------------------------------------------------------------------
20.     Ayed Hawatmeh                           5,526,229                0.84%
------- -----------------------------------------------------------------------
21.     Joseph Diniro                          11,000,000                1.68%
------- -----------------------------------------------------------------------
22.     Abraham Elmadjian                       2,200,000                0.34%
------- -----------------------------------------------------------------------
23.     Viken Almadjian                         4,751,715                0.72%
------- -----------------------------------------------------------------------
24.     P&K Family Trust                        5,488,000                0.84%
------- -----------------------------------------------------------------------
25.     Richard Gilbert                         5,000,000                0.76%
------- -----------------------------------------------------------------------
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U.S. SECURITIES AND EXCHANGE COMMISSION
February 23, 2007
Page 4

------- -----------------------------------------------------------------------
26.     Antranig & Pauline Mardouryan           2,000,000                0.31%
------- -----------------------------------------------------------------------
27.     Cornell Capital Partners, LP            6,600,000                1.01%
------- -----------------------------------------------------------------------
28.     Vatche & Silva Elmedjian                9,000,000                1.37%
------- -----------------------------------------------------------------------
29.     Roger Kokozyon                          9,238,540                1.41%
------- -----------------------------------------------------------------------
30.     Janet Kokozyon                          9,238,540                1.41%
------- -----------------------------------------------------------------------
31.     Khaldoun Hawatmeh                       6,150,000                0.94%
------- -----------------------------------------------------------------------
32.     Sam Atallah                             7,825,000                1.19%
------- -----------------------------------------------------------------------
33.     Enzel Asgiryian                         2,978,875                0.45%
------- -----------------------------------------------------------------------
34.     Narine Asatryan                           267,700                0.04%
------- -----------------------------------------------------------------------
35.     Amo Marukian                              638,024                0.10%
------ -----------------------------------------------------------------------
       TOTALS                                 344,945,599               52.61%
------ ------------------------------------------------------
       Shares Outstanding 1/01/07             655,716,326

       % of Shares Voted                           52.61%
------ ------------------------------------------------------

         As noted in the above table, none of the Consenting Shareholders holds shares of the Company's common stock sufficient to require inclusion in the Company's beneficial ownership table other than Mr. Hawatmeh and the Saliba Trusts, who are listed in the beneficial ownership table.

         Accordingly, the Company believes that it has complied with state law and the Commission's rules regarding the taking of corporate actions by written consent and the provision of information to the Company's shareholders.

Board of Directors Meetings, Committees and Director Compensation, page 17
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2.     Please update this section to include required disclosure for the fiscal year ended December 31, 2006 and the new executive compensation disclosure rules. See Release No. 33-8765, which is available on our website.

Response to Comment No. 2
-------------------------

         The Company has revised the Information Statement to include the executive compensation disclosure required by the new rules.

Conclusion
----------

The Company is also sending, by separate cover and by EDGAR, a letter in which it makes the written acknowledgements requested in the Comment Letter.


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U.S. SECURITIES AND EXCHANGE COMMISSION
February 23, 2007
Page 5



Please contact the undersigned (801-415-3056) or Jeff Jones of this office (801-415-3031) with any additional questions or comments.

Very truly yours,

DURHAM JONES & PINEGAR

/s/ C. Parkinson Lloyd

C. Parkinson Lloyd, Esq.






















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